NEWS RELEASE

Crosshair Announces Termination Of Purchase and Sale Agreement with Strathmore Minerals Corp.

November 30, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) announces that it has terminated the Purchase and Sale Agreement (the “Agreement”) dated October 29, 2010, between the Company and Strathmore Resources (US) Ltd. and Strathmore Minerals Corp. with respect to the sale, by Strathmore, of 100% of the Juniper Ridge property.

“In light of Crosshair’s new opportunity in Argentina, we have elected to terminate the 2010 purchase and sale agreement for the Juniper Ridge property in southern Wyoming in order to allocate our resources toward this immense prospect”, said Mark Ludwig, Crosshair President and Chief Executive Officer. “The Argentinian properties represent an opportunity to create long-term shareholder value on terms that can be much better managed in the current market environment than those associated with Juniper Ridge.”

As announced on October 25, 2012, Crosshair has entered into a Letter of Intent with Wealth Minerals Ltd. to acquire Wealth’s prospective uranium properties in Argentina; a land package encompassing more than 2,600 square miles (685,000 hectares) located in Salta, Catamarca, and Chubut provinces. The concession areas under consideration include the San Jorge Basin properties, Amblayo and Diamante Los Patos (see Crosshair news release dated October 25, 2012 for additional details).

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel project has established resources and is located in uranium mining friendly Wyoming, while it’s CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Bootheel has the potential to be mined using in-situ recovery methods. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

For Investor Relations, please call:
Konstantine Tsakumis
T: 604-681-8030 x.232
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the completion of the transaction with Wealth Minerals and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.